UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and notice of termination or registration under Section 12(g)

of the Securities Exchange Act of 1934 or suspension of duty to file reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 33-88098

Neiman Marcus Funding Corporation
(Exact name of registrant as specified in its charter)

1201 Elm Street, Dallas, Texas 75201 (214) 761-2300

(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Neiman Marcus Group Credit Card Master Trust
7.60% Class A Asset Backed Certificates Series 95-1
7.75% Class A Asset Backed Certificates Series 95-1

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under

Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) (X) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	Rule 12b-3(b)(1)(i) Rule 12b-3(b)(1)(ii) Rule 12b-3(b)(2)(i) Rule 12b-3(b)(2)(ii)

Approximate number of holders of record as of the certification or notice date_0__

     Pursuant to the requirements of the Securities Exchange Act of 1934 Neiman Marcus Funding Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: August 8. 2000	By: Paul F. Gibbons Vice President and Treasurer